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[redacted]

10028388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Securities & Insurance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sheasley 206.302.6870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co. Inc., P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E200 (Address) Bellevue, (City) WA (State) 98004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

FOR OFFICIAL USE ONLY

Washington, DC
106

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/9

OATH OR AFFIRMATION

I, John Sheasley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Securities & Insurance LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

CHRISTOPHER A. TAYLOR
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 10 2012

Signature

Chief Financial Officer

Title

Christopher A. Taylor

Notary Public

Residing at Burien, WA. Commission Expires 3/10/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2009 and 2008

Financial Statements

CERTIFIED PUBLIC ACCOUNTANTS

Financial Statements

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2009 and 2008

and

Independent Auditor's Report

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Member of Moss Adams Securities & Insurance LLC

We have audited the accompanying statements of financial condition of Moss Adams Securities & Insurance LLC (a wholly-owned subsidiary of Moss Adams Financial Services LLC) as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Hellam Varon & Co. Inc. PS

Bellevue, Washington
February 22, 2010

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755 CPA

MOSS ADAMS SECURITIES & INSURANCE LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 236,664	$ 296,876
Commissions receivable	16,540	10,757
Prepaid expenses	1,877	2,546
	$ 255,081	$ 310,179
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 4,060	$ 9,975
Accrued liabilities	27,974	46,601
	32,034	56,576
Member's equity	223,047	253,603
	$ 255,081	$ 310,179

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS SECURITIES & INSURANCE LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Securities & Insurance LLC (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of securities (mutual funds and variable annuities only) and insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit.

Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All tax returns filed after 2005 remain subject to examination by governmental agencies.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $27,974 and $46,601 to the Owner at December 31, 2009 and 2008, respectively. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were available for issue.